Exhibit 99.1

US Court Issues Final Judgment in Favor of ASML Against XTAL - $845 Million Awarded Will Be Uncollectable, But ASML Will Own XTAL IP

VELDHOVEN, the Netherlands, 4 May 2019 - ASML Holding N.V. (ASML) today announces that the Santa Clara County Superior Court entered its final judgment in favor of ASML against XTAL, Inc. and awarded ASML the amount of $845 million as well as an injunction.

The judgment finalizes the verdict returned by the jury on 28 November 2018. The jury found that XTAL’s conduct as to all counts was malicious, entitling ASML to an award of punitive damages on all five counts pleaded against XTAL.

The primary driver behind the jury’s verdict and the $845 million final judgment were saved research and development costs by XTAL, due to XTAL’s theft of trade secrets, inducing former employees to breach their contracts with ASML, aiding and abetting former employees to breach their fiduciary duty of loyalty to ASML, and multiple violations of California’s Computer Data Access and Fraud Act.

ASML did not claim much in the way of out-of-pocket damages which were a minor element of the award.

The judgment will be uncollectable as XTAL is in bankruptcy, but under a settlement arrangement ASML will end up owning most, if not all, of XTAL’s intellectual property (IP) through the bankruptcy process.

In addition to the $845 million judgment, the trial court issued an injunction. The injunction orders XTAL not to conduct any software development activities on its software products that ASML alleged are contaminated with ASML’s IP, grants ASML explicit permission to reach out to actual or potential customers of XTAL and inform them of the jury’s verdict and result of the lawsuit, and bars XTAL from continued work in the same field of business as Brion for a certain period of time.

ASML has been meanwhile working to ensure that the customers of ASML Brion that XTAL initially lured away, or tried to lure away, continue to be supported with computational lithography products from ASML, despite the disruption caused by XTAL.

There was a delay between the jury reaching a verdict in November 2018 and the final judgment being entered on 3 May 2019, due to XTAL’s attempt to avoid it by filing for bankruptcy before the trial court could enter its final judgment. In the bankruptcy case, XTAL sought to sell its intellectual property, which ASML had shown at trial was contaminated with ASML’s trade secrets. The bankruptcy court granted ASML’s motions and sent the case back to the trial court, so that it could enter the final judgment, which it has now done.

The settlement arrangement which was approved by the bankruptcy court provides certainty and brings closure to all the proceedings between the parties, including the trial court, appellate court, bankruptcy court, and arbitrations, in addition to ASML being awarded most, if not all, of XTAL’s IP.

During the trial, ASML presented evidence of the numerous steps ASML took to protect its trade secrets and other confidential information. The jury agreed with ASML, finding that, as to all of ASML’s trade secrets: “ASML made reasonable efforts under the circumstances to keep those items secret.”

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,800 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

2